Exhibit 75

BGC Proxy for Voting Shares Beneficially Owned by Howard W. Lutnick

as of the Record Date of 9/15/2025

The undersigned, Howard W. Lutnick, has entered into transactions to divest his interests in BGC Group, Inc., a Delaware corporation (the “Company”), which have closed effective October 6, 2025 (the “Closing”). The undersigned previously beneficially owned shares of Class A common stock, par value $0.01 per share, of the Company (“Class A Common Stock”) and shares of Class B common stock, par value $0.01 per share, of the Company (“Class B Common Stock”) as of the close of business on September 15, 2025, the record date (“Record Date”) for the 2025 Annual Meeting of Stockholders of the Company (together with any adjournments or postponements, the “Stockholder Meeting”), which entitles him to vote such shares at the Stockholder Meeting.

To remove voting control during the interim period between the Closing and the Stockholder Meeting over the shares of Class A Common Stock and Class B Common Stock that have been sold, Mr. Howard W. Lutnick hereby irrevocably appoints Mr. Brandon G. Lutnick (the “Proxyholder”) as proxy and attorney-in-fact, with full power of substitution, to represent and vote all shares of Class A Common Stock and all shares of Class B Common Stock owned of record by Mr. Howard W. Lutnick on the Record Date for the Stockholder Meeting.

The Proxyholder is authorized to vote such shares in his discretion on all matters that may properly come before the Stockholder Meeting. This proxy is given in connection with the divestment of such shares by Mr. Howard W. Lutnick and is coupled with an interest. Accordingly, this proxy is irrevocable and shall remain in full force and effect through the Stockholder Meeting.

DATED: October 6, 2025

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick